SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 4)*

PlayAGS, Inc.

(Name of Issuer)

Common Stock, par value $0.01

(Title of Class of Securities)

72814N 104

(CUSIP Number)

John F. Hartigan, Esq.

Morgan, Lewis & Bockius LLP

300 S. Grand Avenue, 22nd Floor

Los Angeles, CA 90071

(213) 612-2500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 21, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 72814N 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person AP Gaming VoteCo, LLC

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 8,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 23.2%

14	Type of Reporting Person OO

CUSIP No. 72814N 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person Marc J. Rowan

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 8,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 23.2%

14	Type of Reporting Person IN

CUSIP No. 72814N 104		13D

1	Name of Reporting Person I.R.S. Identification of Above Person David Sambur

2	Check the Appropriate Box if a Member of a Group
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds OO

5	Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization U.S.

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power

	8	Shared Voting Power 8,208,076 shares of common stock, par value $0.01 per share

	9	Sole Dispositive Power

	10	Shared Dispositive Power 8,208,076 shares of common stock, par value $0.01 per share

11	Aggregate Amount Beneficially Owned by Each Reporting Person 8,208,076 shares of common stock, par value $0.01 per share

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares* ☐

13	Percent of Class Represented by Amount in Row (11) 23.2%

14	Type of Reporting Person IN

This Amendment No. 4 to Schedule 13D supplements and amends (i) the Statement on Schedule 13D filed with the Securities and Exchange Commission on February 6, 2018, (ii) Amendment No. 1 to Schedule 13D filed on May 16, 2018, (iii) Amendment No. 2 to Schedule 13D filed on August 15, 2018, and (iv) Amendment No. 3 to Schedule 13D filed on March 5, 2019, with respect to the common stock, par value $0.01 per share (the “Common Stock”) of PlayAGS, Inc. (the “Issuer”).

Unless otherwise indicated, capitalized terms used but not otherwise defined herein shall have the meaning assigned to such terms in the Statement on Schedule 13D filed on February 6, 2018, as amended.

Responses to each item of this Amendment No. 4 to Schedule 13D are incorporated by reference into the response to each other item, as applicable.

Item 1.                             Security and Issuer

Item 2.                             Identity and Background

Item 3.                             Source and Amount of Funds or Other Consideration

Item 4.                             Purpose of Transaction

Item 5.                             Interest in Securities of the Issuer

Item 5 is hereby amended and supplemented as follows:

On March 21, 2019, Apollo Gaming Holdings, L.P. (“Holdings”) sold 4,000,000 shares of Common Stock pursuant to an underwritten offering (the “Offering”), as described in the Issuer’s Rule 424(b)(1) prospectus supplement (File No. 333-226615) filed with the Securities and Exchange Commission on March 20, 2019, and the Underwriting Agreement (as defined below).  Following such sale of Common Stock by Holdings, Holdings is the record holder of an aggregate of 8,208,076 shares of Common Stock, representing approximately 23.2% of the outstanding Common Stock of the Issuer.

Pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), all of the shares of Common Stock held of record by Holdings are beneficially owned by VoteCo pursuant to the Irrevocable Proxy that grants VoteCo sole voting and sole dispositive power with respect to all such shares.  Each of the Reporting Persons disclaims beneficial ownership of all of the shares of Common Stock included in this report, and the filing of this report shall not be construed as an admission that any such person or entity is the beneficial owner of any such securities for purposes of Section 13(d) or 13(g) of the Exchange Act, or for any other purpose.

(a) See also the information contained on the cover pages of this Amendment No. 4 to Schedule 13D, which is incorporated herein by reference.  The percentage of Common Stock reported as beneficially owned by the Reporting Persons is based on 35,358,424 shares of Common Stock outstanding as of March 1, 2019, as reported by the Issuer on its Form 10-K filed with the Securities and Exchange Commission on March 5, 2019.

(b)         See the information contained on the cover pages of this Amendment No. 4 to Schedule 13D, which is incorporated herein by reference.

(c)          Except as described in this Amendment No. 4 to Schedule 13D, there have been no reportable transactions by the Reporting Persons with respect to the Common Stock of the Issuer within the last 60 days.

(d)         Not applicable.

(e)          Not applicable.

Item 6.   Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Underwriting Agreement

On March 18, 2019, the Issuer, Holdings as selling shareholder, and Morgan Stanley & Co. LLC and Jefferies LLC, as the representatives of the underwriters named therein (the “Underwriters”), entered into an Underwriting Agreement (the “Underwriting Agreement”) with respect to, among other things, the sale by Holdings of 4,000,000 shares of Common Stock of the Issuer.  Closing of the sale of the 4,000,000 shares of Common Stock sold by Holdings occurred on March 21, 2019.

Lock-up Agreement

In connection with the Offering, Holdings and VoteCo, among others, each agreed to enter into a lock-up agreement, dated March 18, 2019 (the “Lock-Up Agreement”), with the Underwriters, pursuant to which Holdings and VoteCo agreed that for the period beginning on the date of the Lock-Up Agreement and ending on and including the date that is 30 days after the public offering date set forth in the Final Prospectus (the “Lock-Up Period”), except with the prior written consent of the Underwriters, Holdings would not, among other things and subject to certain exceptions, (i) offer, sell, contract to sell, pledge or otherwise dispose of, directly, or indirectly, any shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, or enter into a transaction that would have the same effect; (ii) enter into, or publicly disclose the intent to enter into, any swap, hedge or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the Common Stock, whether any such transaction described above is to be settled by delivery of Common Stock or such other securities, in cash or otherwise; or (iii) make any demand for or exercise any right with respect to, the registration of shares of Common Stock or any securities convertible into or exercisable or exchangeable for shares of Common Stock, other than a demand for or exercise of a right with respect to a confidential or non-public submission for registration of any Common Stock or securities convertible into or exercisable or exchangeable for shares of Common Stock, provided that (a) no public announcement of such demand or exercise of rights, or such submission, is made, (b) if any demand was made for, or any right exercised with respect to, such registration, no public announcement of such demand or exercise is made, (c) the Issuer, Holdings or VoteCo provides each of Morgan Stanley & Co. LLC and Jefferies LLC with written notice at least two business days prior to such confidential submission, and (d) no such submission becomes a publicly available registration statement during the Lock-Up Period.

The summary of the Underwriting Agreement and the Lock-Up Agreement as described in this Item 6 do not purport to be complete and are qualified in their entirety by reference to the Underwriting Agreement and the Lock-Up Agreement, respectively, which are filed with this Amendment No. 4 to Schedule 13D as Exhibits 1 and 2, respectively, and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

Exhibit 1:

Underwriting Agreement dated March 18, 2019, by and among the Issuer, Morgan Stanley & Co. LLC and Jefferies LLC as representatives of the underwriters named therein, and Apollo Gaming Holdings, L.P. (incorporated by reference to Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-38357) filed by the Issuer with the Securities and Exchange Commission on March 21, 2019)

Exhibit 2:

Form of Lock-Up Agreement by and among Morgan Stanley & Co. LLC and Jefferies LLC and, among others, each of Apollo Gaming Holdings, L.P. and AP Gaming VoteCo, LLC (incorporated by reference to Exhibit G to the Underwriting Agreement filed as Exhibit 1.1 to the Current Report on Form 8-K (File No. 001-38357) filed by the Issuer with the Securities and Exchange Commission on March 21, 2019)

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of each of the undersigned, each of the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

Dated:  March 25, 2019

AP GAMING VOTECO, LLC

By:	/s/ David Sambur
Name:	David Sambur
Title:	Managing Member

MARC J. ROWAN

By:	/s/ Marc J. Rowan

DAVID SAMBUR

By:	/s/ David Sambur